FOR IMMEDIATE RELEASE
AutoChina International Reports Record 2010 First Quarter Financial Results

Company to Hold First Quarterly Conference Call at 10:00 AM ET

Q1 2010 Financial Highlights
•	Total revenues of $120.7 million, up from $10.8 million in the prior year period
•
Net income of $6.2 million, or $0.33 per diluted share, up from net income of $1.7 million, or $0.22 per diluted share in the prior year period, which included $1.8 million of income from discontinued operations generated from the consumer auto business which was disposed in December 2009

•	Adjusted EBITDA of $12.4 million, an increase of 197.5% year-over-year

Operational Highlights
•	2,506 vehicles were financed in the first quarter of 2010 despite being the Company’s slowest seasonal quarter, compared to 251 in the prior year period
•	Total number of commercial vehicle sales and leasing branches increased from 157 at December 31, 2009, to 180 at March 31, 2010 and 193 at May 21, 2010
•	Announces new branch openings in Jiangsu province and Shanghai directly – controlled municipality

Update for 2010
•	Company expects to lease at least 12,000 vehicles in 2010 and operate at least 275 stores by the end of 2010
•	Company reiterates financial guidance of revenue between $550 million and $600 million and net income between $42 million and $47 million for the year ending December 31, 2010.

Shijiazhuang, Hebei Province, China – May 21, 2010 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for its first quarter ended March 31, 2010.

Mr. Yong Hui Li, Chairman and CEO, stated, “We were very pleased with the growth in our financing, leasing and support operations during the first quarter, which has historically been the Company’s slowest period due to the Chinese New Year.  As a result of this growth, we are ahead of our projections of leasing approximately 12,000 vehicles in 2010.  The Company continues to benefit from a robust heavy truck market, which we believe is being driven by the initiation of large-scale commercial construction and local infrastructure projects, as well as continued growth in the long-haul freight sector.

AutoChina International Ltd.	Page 2
May 21, 2010

“We feel that AutoChina is well equipped to capitalize on this fragmented, nascent financing market opportunity with our scalable and capital-efficient business model and strong financial position.  AutoChina continues to expand into new provinces, and has begun operations in a total of nine new provinces or province-level regions (Hubei, Liaoning, Anhui, Hunan, Jiangxi, Sichuan, Jiangsu, Shanghai and Chongqing) within the last few weeks.  The Company’s goal is serve each of China’s provinces by the end of 2013.  We remain committed to providing our customers with the services necessary to support their success, including new financing options.  These additional tire-, diesel-, and insurance-financing services provide AutoChina with new revenue streams without a significant increase in associated cost.  We expect these financing activities will significantly and positively impact AutoChina’s gross margins going forward.”

Operational Review

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 2,506 leases in the three months ended March 31, 2010, compared to 251 leases in the three months ended March 31, 2009.  The Company had a total of 11,024 leases outstanding as of March 31, 2010. In addition, the Company realized no losses in lease-to-own loans in relation to loss or accidents during the three months ended March 31, 2010 or the prior year period.

AutoChina leased its commercial vehicles through a network of 180 branches located throughout mainland China at March 31, 2010.  As of May 21, 2010, the Company operated 193 store locations in 17 provinces or province – lever regions, and expects to operate at least 275 locations by the end of 2010.

2010 First Quarter Financial Review

The Company reported revenues for the 2010 first quarter of $120.7 million, compared to $10.8 million in the first quarter of 2009.  The Company reported $111.1 million in sales of its commercial vehicles, and $9.6 million related to finance and insurance.  The first quarter is typically AutoChina’s slowest quarter due to the national Chinese New Year holiday. The Company extends to its customers a payment “holiday” during the month of Chinese New Year (February 2010), which is built into each of its 26-month financing programs.

Gross margin increased to 13.1% for the three months ended March 31, 2010, from 12.0% for the prior fiscal year period, and also increased from 10.9% sequentially from the fourth quarter of 2009.  This increase is primarily due to the growing contribution from the finance and insurance income as a result of the increased outstanding leasing contracts signed. The Company’s additional financing services, specifically the higher margin tire- and diesel financing services also contributed to the increased margin.

Net income for the first quarter of 2010 increased to $6.2 million, or $0.33 per diluted share based on 18.7 million weighted average diluted shares outstanding, compared to net income of $1.7 million, or $0.22 per diluted share based on 7.7 million diluted shares outstanding, in the prior year period. Net income for the first quarter of 2009 included $1.8 million in income from the Company’s consumer automotive dealership business, which is now classified as a discontinued operation.

Adjusted EBITDA for the quarter ended March 31, 2010 increased to $12.4 million, from $4.2 million in the prior year quarter.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

AutoChina International Ltd.	Page 3
May 21, 2010

Outlook for 2010
Given the continued growth rate estimated by AutoChina, the Company reiterates its guidance for 2010.  The Company believes revenue from its commercial vehicle sales and leasing business will be between $550 million and $600 million and net income between $42 million and $47 million.  The Company will continue to evaluate its financial projections on a regular basis and provide updates as necessary.

Selected Estimated Financial Results
(unaudited) ($ in millions)

	For the year ended December 31, 2010	For the year ended December 31, 2009	Percent Gain
Total Revenue	$550 - $600	$325.5	69.0% - 84.3%
Net Income	$42 - $47	$15.2	176.3% - 209.2%

Balance Sheet Highlights:
At March 31, 2010, AutoChina’s cash and cash equivalents were $95.2 million, working capital was $74.9 million, total debt was $199.8 million and stockholders’ equity was $190.9 million, compared to $36.8 million, $13.7 million, $177.2 million and $107.3 million, respectively, at December 31, 2009.

As a result of the completion of the shares issued for exercise of warrants in January 2010 and the direct offering completed in March 2010, the Company received total net proceeds during the three month period ended March 31, 2010 of $86.7 million (included $10.1 million proceeds from shares issued for exercise of warrants received in December 2009). These proceeds, along with the Company’s existing borrowing capabilities, are expected to finance the Company’s operations for the foreseeable future.

Conference Call Information:

The Company will discuss these results in its first financial community conference call later this morning (May 21, 2010) at 10:00 AM ET.

The dial-in numbers are:
(888) 787-0460 (US)
(706) 679-3200 (International)

The call will also be simultaneously broadcast over the Internet.  To listen to the live webcast, please go to the Company’s investor relations site, http://www.autochinaintl.com, or click the below conference call link: http://investor.shareholder.com/media/eventdetail.cfm?eventid=81466&CompanyID=ABEA-2VG9HI&e=1&mediaKey=43589BF35F6E72C52F19E7BC5C947688. The webcast will be archived and accessible for approximately 30 days if you are unable to listen to the live call. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call at the “Investor Relations” section of the AutoChina website.

AutoChina International Ltd.	Page 4
May 21, 2010

Additional Information Available in Filing on Form 6-K:
Additional information with respect to the Company, including more detailed information with respect to the Company’s March 31, 2010 annual financial statements, will be available on Form 6-K, which the Company will file with the Securities and Exchange Commission today (May 21, 2010) and will be available without charge at www.sec.gov.

About AutoChina International Limited:
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China.  The Company owns and operates 193 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which the Company is engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting the Company's revenue and profitability;

•	Changes in the “commercial vehicle” or “heavy truck” industry;

•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations:
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 5
May 21, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)
	Three months ended March 31,
	2010	2009
Revenues
Commercial vehicles	$111,125	$9,824
Finance and insurance	9,607	1,014
Total revenues	120,732	10,838

Cost of sales
Commercial vehicles	104,881	9,541

Gross profit	15,851	1,297

Operating expenses
Selling and marketing	1,215	392
General and administrative	3,224	991
Other income, net	(121)	(21)
Total operating expenses	4,318	1,362

Income (loss) from operations	11,533	(65)
Other income (expense)
Interest expense	(1,612)	(3)
Interest expense, related parties	(1,646)	—
Interest income	413	5
Acquisition-related costs	—	(8)
Other (expense) income, net	(2,845)	(6)

Income (loss) from continuing operations before income taxes	8,688	(71)

Income tax provision	(2,442)	(31)
Income (loss) from continuing operations	6,246	(102)

Income from discontinued operations, net of taxes of nil and $653, respectively	—	1,803

Net income	$6,246	$1,701
Earnings (loss) per share
Basic
Continuing operations	$0.43	$(0.01)
Discontinued operations	—	0.23
	$0.43	$0.22
Diluted
Continuing operations	$0.33	$(0.01)
Discontinued operations	—	0.23
	$0.33	$0.22
Weighted average shares outstanding
Basic	14,614,434	7,745,625
Diluted	18,702,904	7,745,625
Amounts attributable to shareholders
Income (loss) from continuing operations, net of taxes	$6,246	$(102)
Discontinued operations, net of taxes	—	1,803
Net income	$6,246	$1,701

AutoChina International Ltd.	Page 6
May 21, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	March 31,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$95,170	$36,768
Restricted cash	15,114	12,450
Notes receivable	1,340	220
Accounts receivable, net of provision for doubtful debts of $504 and $298, respectively	2,290	2,127
Inventories	583	118
Deposits for inventories	8,112	17,388
Prepaid expenses and other current assets	8,087	7,555
Current maturities of net investment in sales-type leases	154,775	123,413
Deferred income taxes	248	838
Total current assets	285,719	200,877

Property, equipment and leasehold improvements, net	2,207	2,103
Deferred income taxes	226	—
Net investment in sales-type leases, net of current maturities	116,633	93,164

Total assets	$404,785	$296,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$50,982	$8,788
Trade notes payable	—	12,450
Accounts payable	2,649	3,610
Accounts payable, related parties	120,006	117,725
Other payables and accrued liabilities	3,509	2,968
Due to affiliates	28,767	38,246
Customer deposits	3,056	1,336
Income tax payable	1,844	2,023
Total current liabilities	210,813	187,146

Long term debt
Deferred income taxes	3,107	1,723
Total liabilities	213,920	188,869

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 19,679,866 shares and 13,017,283 shares at March 31, 2010 and December 31, 2009, respectively; outstanding – 19,249,553 shares and 11,857,658 shares at March 31, 2010 and December 31, 2009, respectively	20	13
Additional paid-in capital	169,004	91,660
Retained earnings	21,175	14,929
Accumulated other comprehensive income	666	673
Total shareholders’ equity	190,865	107,275

Total liabilities and shareholders’ equity	$404,785	$296,144

AutoChina International Ltd.	Page 7
May 21, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Three months ended March 31,
	2010	2009
Cash flow from continuing operating activities:

Net income	$6,246	$1,701

Adjustments to reconcile net income attributable to shareholders to net cash used in continuing operating activities:
Net income from discontinued operations	—	(1,803)
Depreciation and amortization	215	173
Provision for bad debts	206	—
Deferred income taxes	1,748	(81)
Stock-based compensation expenses	735	—

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(369)	(284)
Note receivable	(1,120)	(93)
Net investment in sales-type leases	(54,831)	(6,457)
Inventories	(465)	(4,192)
Deposits for inventories	9,276	(1,371)
Prepaid expense and other current assets	(532)	726
Trade notes payable	(12,450)	12,438
Accounts payable	(961)	216
Other payable and accrued liabilities	541	3,148
Customers deposits	1,720	(1,240)
Customers deposits, related party	—	(10,600)
Income tax payable	(179)	—

Net cash used in continuing operating activities	(50,220)	(7,719)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(319)	(141)
Increase in restricted cash	(2,664)	(12,438)
Increase in due to discontinued operations	—	19,068

Net cash (used in) provided by continuing investing activities	(2,983)	6,489

AutoChina International Ltd.	Page 8
May 21, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Three months ended March 31,
	2010	2009
Cash flow from continuing financing activities:

Proceeds from borrowings	50,982	—
Repayments of borrowings	(8,788)	—
Proceeds from affiliates	—	2,979
Repayment to affiliates	(9,479)	—
Proceeds from accounts payable, related parties	2,281	—
Repayment to accounts payable, related parties	—	(1,371)
Issue of shares on exercise of warrants	10,296	—
Issue of shares for cash, net of offering costs of $3,680	66,320	—

Net cash provided by continuing financing activities	111,612	1,608

Net cash provided by continuing operating, financing and investing activities	58,409	378

Cash flow of discontinued operations:

Cash provided by operating activities	—	9,403
Cash used in investing activities	—	(22,991)
Cash provided by financing activities	—	15,936

Net cash flow provided by discontinued operations	—	2,348

Effect of foreign currency translation on cash	(7)	14

Net increase in cash and cash equivalents	58,402	2,740

Cash and cash equivalents, beginning of the period	36,768	17,406

Cash and cash equivalents, end of the period	95,170	20,146

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	95,170	4,252
Included in assets of discontinued operations	—	15,894
	$95,170	$20,146

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$3,665	$3
Income taxes paid	$3,380	$111

Discontinued Operations
Interest paid	$—	$517
Income taxes paid	$—	$633

AutoChina International Ltd.	Page 9
May 21, 2010

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three months ended March 31,
	2010	2009
	(in thousands)	(in thousands)

Net income	$6,246	$1,701
Income from discontinued operations	—	(1,803)
Interest expenses	3,258	3
Interest income	(413)	(5)
Income tax provision	2,442	31
Stock-based compensation	735	—
Acquisition-related costs	—	8
Depreciation and amortization	215	173
Reclassified EBITDA for consumer automobile segment in the three months ended March 31, 2009	—	4,088
Adjusted EBITDA	$12,483	$4,196

USE OF NON-GAAP MEASURES
AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including stock-based compensation, acquisition-related costs, income from discontinued operations and the EBITDA of the discontinued operations from January 1 to March 31, 2009.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.